UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 6, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

January 26, 2006

3.	NEWS RELEASE

The press release announcing this material change was issued on January 25, 2006 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on January 25, 2005 that its Board of Directors had approved an increase in the Company’s current normal course issuer bid, raising the maximum allowable repurchase from 5,917,629 common shares to 11,790,217 common shares or 10% of the public float as at May 4, 2005.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced that its Board of Directors approved an amendment in the Company’s current normal course issuer bid, raising the maximum allowable repurchase from 5,917,629 common shares to 11,790,217 common shares, or 10% of the public float as at May 4, 2005. As at the close of business on January 20, 2006, the Company had repurchased 5,351,250 common shares under the bid at an average price of US$16.72 (CDN$19.77) per share.

The original normal course issuer bid repurchase program was originally filed and accepted by the Toronto Stock Exchange (TSX) on May 5, 2005. Purchases under the program, which commenced on May 17, 2005 will terminate on the earlier of May 16, 2006 and the date upon which the Company has acquired the maximum number of common shares permitted under the program or otherwise decided not to make further purchases.

The program is carried out through the facilities of the TSX. The announcement stated that the increase in the bid remained subject to regulatory approval. The TSX accepted the amendment to the original Normal Course Issuer Bid on January 26, 2006. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled.

Methanex believes that the extension of the normal course issuer bid is in the best interests of its shareholders and represents an effective use of the company’s financial resources. The share repurchase is consistent with Methanex’s balanced approach to the utilization of cash and reflects the Company’s ongoing commitment to returning excess cash to shareholders. Methanex currently has over US $150 million in cash, an undrawn US $250 million credit facility and an outlook for continued strong cash generation. Methanex intends to finance the purchase of common shares under the bid with cash on hand.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel & Corporate Secretary (604) 661 2600

DATED at Vancouver, British Columbia, this 6th day of February, 2006.
METHANEX CORPORATION
/s/ Randy Milner

Name: Randy Milner
Title:   Senior Vice President, General Counsel and Corporate Secretary